UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934 (Amendment No. __)

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐
Check appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☑ Definitive Additional Materials
☐ Soliciting Material under Rule 14a-12

FelCor Lodging Trust Incorporated

(Name of Registrant as Specified in Its Charter)

(Name of Persons Filing Proxy Statement, if Other than Registrant)

Payment of filing fee (Check the appropriate box):

☑ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

FelCor Lodging Trust Incorporated ("FelCor") is filing materials contained in this Schedule 14A with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the election of its slate of director nominees at the next meeting of stockholders of FelCor (the "Annual Meeting"). FelCor filed a definitive proxy statement with the SEC on April 2, 2010.



545 EAST JOHN CARPENTER FREEWAY
SUITE 1300
IRVING, TX 75062-3933

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the Web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by FelCor Lodging Trust Incorporated in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to FelCor Lodging Trust Incorporated, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M23737-P89529

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

FELCOR LODGING TRUST INCORPORATED

The Board of Directors recommends you vote FOR the following proposal(s).

		For	Against	Abstain
1.	Election of three Class I Directors			
	1(a) Melinda J. Bush	☐	☐	☐
	1(b) Charles A. Ledsinger, Jr.	☐	☐	☐
	1(c) Robert H. Lutz, Jr.	☐	☐	☐

		For	Against	Abstain
2.	Ratification of the appointment of PricewaterhouseCoopers LLP, or PwC, as FelCor's Independent Registered Public Accounting Firm for 2010.	☐	☐	☐

In their discretion, the proxies (and if the undersigned is a proxy, any substitute proxies) are authorized to vote upon any other matter that is properly brought before the meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. **If you sign this proxy, are a stockholder of record, and if no direction is made, this Proxy will be voted FOR the election of the nominees for Class I Directors and FOR the ratification of the appointment of, or PwC, as FelCor's Independent Registered Public Accounting Firm.**

This Proxy is solicited by FelCor's Board of Directors and matters set forth herein were proposed by FelCor.

Please sign exactly as name(s) appear(s) at right. When shares are held by joint tenants, all should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

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M23738-P89529

FELCOR LODGING TRUST INCORPORATED
545 E. JOHN CARPENTER FREEWAY, SUITE 1300, IRVING, TEXAS 75062-3933

ANNUAL MEETING OF STOCKHOLDERS
MAY 17, 2010

The undersigned hereby appoint(s) Richard A. Smith and Jonathan H. Yellen, or either of them, with full power of substitution in each, proxies (and if the undersigned is a proxy, substitute proxies) to vote all common stock of the undersigned in FelCor Lodging Trust Incorporated at the Annual Meeting of Stockholders to be held at the offices of the corporation, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas, at 9:00 a.m., Local Time, on May 17, 2010 and any adjournment or postponement(s) thereof, as specified on the reverse side.

PLEASE SIGN AND DATE ON REVERSE SIDE OF THIS PROXY